Charlotte's Closet, LLC
Balance Sheet
(unaudited)

	December 31, 2016
ASSETS	
Current assets	
Cash	$ 199,576
Member advances	5,505
Total current assets	205,081
Other assets	
Rental inventory, net	272,088
Intangibles, net	71,993
Total other assets	344,081
TOTAL ASSETS	549,162
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	9,206
Total current liabilities	9,206
Commitments & contingencies	-
Members' equity (deficit)	
Members' equity	
2,500,001 units authorized, issued and outstanding as of December 31, 2016	1,110,734
Accumulated deficit	(570,778)
Total member's equity	539,956
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 549,162

See independent accountants' review report
The accompanying notes are an integral part of these financial statements